ABSINTHIA

ABSINTHE: THE CHALLENGES AND OPPORTUNITIES



2007

1800

1900

2000

1800 - 1905

1905 - 1914

95 YEARS

2007 - 2017

- Annual Absinthe U.S. sales 30,000 compared to Vodka 67,000,000.
- No current market leader! Most brands don't taste good.

ABSINTHIA

MEET ABSINTHIA - GREEN FAIRY OF ABSINTHE

From Burning Man bootlegger to award-winning absintheure

















SAN FRANCISCO WORLD SPIRITS COMPETITION 2018 GOLD MEDAL
2018 NEW YORK INTERNATIONAL SPIRITS COMPETITION
94
SIP AWARDS
2018
SILVER
SAN DIEGO SPIRITS FESTIVAL
Design 2018
INTERNATIONAL SPIRITS COMPETITION
93 POINTS
Gold Medal
Exceptional
538
TASTINGS
BRONZE
AWARDS

AWARDS:

- San Francisco World Spirits Competition Gold Medal 2018
- NY International Gold 2018
- SIP Award Silver 2018
- Tasting Award 93 Rating 2018
- San Diego Spirits Festival Design Award 2018
- Las Vegas Global Spirits Bronze 2018



ABSINTHIA

ABSINTHIA IS ORGANIC ABSINTHE



- Highest quality ingredients – fresh and organic
- Produced in California with biodynamic and organic ingredients
- Farm to bottle
- Delicious and drinkable, no bitter taste
- Our customers enjoy it neat – virtually unheard of in absinthe!



"In a category full of intense, overwhelming flavors, Absinthia really stood out for its elegant simplicity."
—Peter Mustacich, owner Alchemy Bottle Shop, Oakland, CA



CURRENT STATUS/TRACTION

- First batch of absinthe sold out after 8 months of sales: ≈$14,000 revenue – produced twice as much in Q3 2018 and Q1 2019.
- Distribution in New York and Louisiana finalized Q1 2019.
- Selected as Edwardian Ball Absinthe SF & LA Sponsor 2019.
- Over 50 high-end Bay Area and Los Angeles customers in first ten months of sales, including Cask, K&L, Hyatt Hotels, Bix, Absinthe Brasserie & Bar, Bar Agricole, DAMAS Restaurant, and Bar Keeper.
- Press: *Berkeleyside, Eater SF, Money Inc., 7x7, SF Magazine.*
- Founder named "One of Ten Spirited Women to Know" by *East Bay Express.*
- Raised $11,650 private round to produce second batch.

ABSINTHIA

COST OF MANUFACTURING AND PRICE POINT



- Selling 6 pack cases of 375ml bottles =
      Wholesale - $162 per case
      Distributor price - $150 per case
      Cost of manufacturing - $88
- Bars and restaurants with Absinthia on menu and Bottle Shop buying 2 or more cases get price reduction.
- Suggested retail - $35 per bottle

ABSINTHIA

TRENDS AND OPPORTUNITIES

- Tequila went from frat party drink to $1B business sold to Diageo (George Clooney and Rande Gerber).

- Absinthia – Our goal is to be the next Tequila story!

- Cocktail enthusiasts, bar managers at bars, restaurants, hotels, and bottle shop owners are seeking new experiences.

"It's a very fun absinthe to play around with in cocktails and very clean at the same time if you are in the mood to sip on it."
—Justin Sheffey, Bergerac

ABSINTHIA

GO TO MARKET PLAN



- **Self distribution in California** – already proven to be highly successful.
- **Distribution secured in NY and Louisiana. Plans to hire sales and brand ambassadors.**
- **Tastings at bottle shops** – outperforming other brands and types of alcohol.
- **Distributors and brand ambassadors** – expand nationally and globally.
- **PR/Trade Shows** – getting the brand recognition.

ABSINTHIA

COMPETITIVE LANDSCAPE



- Absinthe is still a niche market
- There are a handful of high quality brands made in the US and Europe, but there is no clear market leader
- Many popular brands are considered "novelty products" by the absinthe community. Absinthia reaches the Superieure classification and is a "true absinthe."

ABSINTHIA

MANAGEMENT TEAM



FOUNDER: J. Absinthia Vermut "Abs"

- MBA Babson College 2018
- Three time entrepreneur
    – Nickel Dime Cocktail Syrups 2015-present
    – Absinthia's Bottled Spirits 2012- present
    – Peridot Marketing 2007-2012



FARMER AND DISTILLER: Gena Nonini of Marian Farms

ABSINTHIA

WHAT'S NEXT?



- Launch "Absinthe Verte" – the green absinthe

- Produce additional merchandise

- Continue expanding throughout California
and into the rest of the country and international
distribution

"This is really the start of something — the beginning
of approachable, refined absinthe."
—Don M, Google employee and friend

ABSINTHIA

FUNDING REQUIREMENTS

SEEKING $500K FOR:

- Sales & marketing

- PR

- Travel to trade shows

Round Objective: This will take us to Year Five, profitability, ≈22,000 cases sold and $3.5m revenue

ABSINTHIA

FINANCIAL PROJECTIONS & KEY METRICS



Annual Revenue Projections (in thousands)

- 6 pack cases: $162 wholesale; $150 distributor price
- Suggested retail: $35 per bottle; $14 per 1 ounce pour

ABSINTHIA

VALUE PROPOSITION



- Award winning, high quality ingredients

- Woman owned and produced, certified organic and biodynamic absinthe

- Founders 20+ years of industry experience positions this product to take absinthe from niche to the hottest thing on the market

- Absinthe has the potential to be the next tequila success story. It's growing in popularity and ripe for a market leader!

ABSINTHIA

THANK YOU!

J. Absinthia Vermut, Founder
Oakland, California

 @absinthia_absinthe

 @absinthia

 facebook.com/TheAbsinthia

ABSINTHIA